[LETTERHEAD OF SULLIVAN & CROMWELL LLP]

July 29, 2009

Justin T. Dobbie

Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Re:	Popular, Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed July 13, 2009

File No. 333-159843

Dear Mr. Dobbie:

Set forth below is our response to your comment as requested in your comment letter, dated July 17, 2009, addressed to Mr. Jorge A. Junquera, regarding your review of Popular, Inc.’s (“Popular” or the “Company”) Amendment No. 2 to the Registration Statement on Form S-4, filed July 13, 2009 (the “Form S-4”).

Before the response, we repeat your comment in bold. Our response indicates the addition set forth below that we have included in Amendment No. 3 to the Form S-4 filed on the date hereof (“Amendment No. 3”). Amendment No. 3 also includes other changes, including the addition of a “Recent Developments” section regarding the Company’s financial results for the period ended June 30, 2009.

Capitalized terms used herein but not defined herein have the meanings assigned thereto in Amendment No. 3.

Form S-4/A filed July 13, 2009

What are the key terms of the Preferred Stock Exchange Offer?, page 4

1.	Please revise here and throughout the document to disclose whether your agreement with the U.S. Treasury regarding the redesignation or exchange of the Series C Preferred Stock into senior preferred securities or trust preferred securities, respectively, is subject to any material conditions or further approvals from Treasury.

Mr. Justin T. Dobbie

Securities and Exchange Commission

July 29, 2009

Response

The Form S-4 has been revised on pages 5 (under “Questions and answers about the Exchange Offer—What are the key terms of the Preferred Stock Exchange Offer?”), 15 (under “Summary—Background to the Transaction—Preferred Stock Consent”) and 55 (under “The Exchange Offer—Purpose and Background of the Transactions—Preferred Stock Consent”) to add the following additional disclosure:

Our agreement with the U.S. Treasury to effect the Series C Preferred Stock Exchange or, if the Preferred Stock Consent is not received, to exchange the Series C Preferred Stock into newly issued trust preferred securities is subject to the Exchange Offer and related transactions causing the increase in our Tier 1 common equity described herein and the completion of definitive documentation consistent with this prospectus and otherwise acceptable to the U.S. Treasury.

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Thank you for your consideration of our response. If you have any questions or require any additional information, please do not hesitate to contact me at 212-558-4312.

Sincerely,

/s/ Robert W. Downes
Robert W. Downes Sullivan & Cromwell LLP

cc:	Jorge A. Junquera

(Popular, Inc.)

Ignacio Alvarez

Eduardo J. Arias

(Pietrantoni Méndez & Alvarez LLP)

Edward F. Petrosky

Samir A. Gandhi

Edward Ricchiuto

(Sidley Austin LLP)

Donald J. Toumey

(Sullivan & Cromwell LLP)

Matt McNair

(SEC, Division of Corporation Finance)